UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Opendoor Technologies Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

683712103

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th St., 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+ 44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 683712103

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 53,598,914 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 53,598,914 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,598,914 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.75%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on an aggregate of 691,575,980 shares of Common Stock issued and outstanding as of April 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2024.

CUSIP No. 683712103

1	NAME OF REPORTING PERSON. AI LiquidRE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,524,812 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 53,524,812 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,524,812 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.74%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes shares of Common Stock that are owned directly by LBIT 2002 LLC.
(2)

Based on an aggregate of 691,575,980 shares of Common Stock issued and outstanding as of April 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 2, 2024.

CUSIP No. 683712103

1	NAME OF REPORTING PERSON. LBIT 2002 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,102 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 74,102 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,102 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.01%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes shares of Common Stock that are owned directly by AI LiquidRE LLC.
(2)

Based on an aggregate of 691,575,980 shares of Common Stock issued and outstanding as of April 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 2, 2024.

CUSIP No. 683712103

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 53,598,914 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 53,598,914 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,598,914 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.75%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on an aggregate of 691,575,980 shares of Common Stock issued and outstanding as of April 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 2, 2024.

CONTINUATION PAGES TO AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D is being filed by Access Industries Management, LLC (“AIM”), AI LiquidRE LLC (“AIL”), LBIT 2002 LLC (“LBIT”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report a change in the percentage of shares of common stock, $0.0001 par value per share (the “Common Stock”), of Opendoor Technologies Inc. (the “Issuer”) beneficially owned by the Reporting Persons.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 28, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D, filed with the SEC on August 24, 2021 and Amendment No. 2 to the Schedule 13D, filed with the SEC on October 6, 2021, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a), (b) and (e) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

53,524,812 shares of Common Stock are owned directly by AIL and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM is the controlling entity of AIL and (ii) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIL. Each of the Reporting Persons (other than AIL), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

74,102 shares of Common Stock are owned directly by LBIT and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM is the controlling entity of LBIT and (ii) Len Blavatnik controls AIM and LBIT. Each of the Reporting Persons (other than LBIT), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(e) On October 4, 2021, LBIT ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding shares of Common Stock.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.3.3	Joint Filing Agreement, dated as of May 6, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2024

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

LBIT 2002 LLC	By: Access Industries Management, LLC, its Manager /s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

AI LIQUIDRE LLC	By: Access Industries Management, LLC, its Manager /s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

* Name: Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact